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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68988

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Fenix Securities, LLC** _____

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 World Trade Center, Floor 85

(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Julian Galvez	646-573-6105	jgalvez@fenixsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA P.C.

(Name – if individual, state last, first, and middle name)

300 Tri State Int'l	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2003		677	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Jeff Ellis_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Fenix Securities, LLC_____, as of _December 31_____, 2_025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FENIX SECURITIES, LLC

REPORT PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2025

This report is filed in accordance with Rule 17a-5 (e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

FENIX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to SEC Rule 17a-5(d)
FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS



300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of Fenix Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fenix Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fenix Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fenix Securities, LLC's management. Our responsibility is to express an opinion on Fenix Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fenix Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Fenix Securities, LLC's auditor since 2022.

Michael Coglianese CPA.P.C.

Lincolnshire, IL
April 23, 2026

FENIX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

<u>ASSETS</u>

Cash	$ 15,808
Clearing deposits	1,259,144
Due from clearing brokers	377,569
Prepaids and other assets	14,126
Total assets	**$1,666,647**

<u>LIABILITIES AND MEMBERS' EQUITY</u>

LIABILITIES:

Commissions payable	$ 148,468
SBA EIDL loan	66,822
Loans	52,113
Accounts payable	105,330
Total liabilities	372,733
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)	-
MEMBERS' EQUITY	1,293,914
Total liabilities and members' equity	**$1,666,647**

The accompanying notes are an integral part of these financial statements.

2

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
Organization and business
Fenix Securities, LLC (the "Company") is a Delaware limited liability company formed on June 1, 2007. The Company is: a securities broker-dealer registered since August 2012 with the Securities and Exchange Commission ("SEC"); a member of the Financial Industry Regulatory Authority ("FINRA"); and a member of the Securities Investor Protection Corporation ("SIPC"). The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America("GAAP").

Cash and cash equivalents
Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Revenue recognition
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer .The Company records fee revenue from customer use of market access technology based on the terms of the respective customer agreements. The Company records a portion of the margin interest paid by its customers to the Company's clearing brokers based on the terms of the clearing agreements. The Company offers no warranty, guarantee or refunds.

Receivables from broker-dealers and clearing brokers
The Company's receivables from broker-dealers and clearing organizations include amounts related to commissions, fees, margin and accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Agreements with clearing brokers
The Company maintains fully disclosed clearing agreements with clearing brokers and does not carry or clear customer accounts. All customer transactions are introduced to, and executed and cleared by, its clearing brokers on behalf of the Company. The Company's agreements with its clearing brokers provide that as clearing brokers, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereto, including the preparation and distribution of customer's confirmations, and statements and maintenance margin requirements under the Act, and the rules of the Self-Regulatory Organizations of which the Company is a member. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on customers' accounts.

NOTE 1- *ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES* (continued)

Agreements with clearing brokers(continued)

Under the terms of the fully disclosed clearing agreements the Company is required to maintain deposits with the clearing brokers, which totaled $1,259,144 as of December 31, 2025.

The Company has $377,569 due from its clearing brokers as of December 31, 2025. The Company has a 1 year 8% note payable with a clearing broker, which on December 31, 2025, was $8,869.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity, and its members are taxed on their respective share of the Company's earnings. The Company is subject to New York City Unincorporated Business Tax which is a flat 4% of net income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. Federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax examinations by major taxing authorities for years before 2022. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment later based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties relating to income taxes were incurred as of and for the year ended December 31, 2025.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including effecting principal transactions and agency transactions. The company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New Accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended then. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements take as a whole.

NOTE 3 – LEASES

ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company is a lessee in several non-cancelable operating leases for office space which have lease terms of 12 months.

NOTE 4 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. On December 31, 2025, the Company's net capital of $1,277,289 exceeded its net capital requirement of $24,849 by $1,252,440. The Company's net capital ratio (aggregate indebtedness to net capital) was .3 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

On July 1, 2015, the Company entered into a Foreign Associate Agreement with a Senior Officer of the Firm (amended October 1, 2018) under which the Company recorded compensation of $1,554,500 during the year ending December 31, 2025.

The Company earned approximately 14.30% of its revenues from transactions related to one foreign asset management firm with which it has entered into a Foreign Finders Agreement. Under the agreement the Foreign Finder introduces customer accounts and transactions to the Company and receives compensation based on the income generated by those transactions. The compensation expense paid to the Foreign Finder for the year ended December 31, 2025, is included in the amount of commission expense reported on the Statement of Income.

NOTE 5 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)
The Company earned approximately 3.39% of its revenue from transactions in customer accounts introduced by an affiliated investment advisor with which it has entered into an Advisory Brokerage Agreement.   Under the agreement the Company establishes brokerage accounts for clients of the investment advisor and executes transactions introduced to the Company by Foreign Investment Advisors on behalf of their advisory clients.   The relationship between the Foreign Investment Advisor and the advisory client is covered by a separate Client Advisory Agreement to which the Company is not a party. All advisory accounts and transactions are carried by the clearing firms. In accordance with the Advisory Brokerage Agreement the Company is authorized to deduct fees and charges from the accounts of advisory clients and forward those funds to the affiliated investment advisor, who in turn pays a portion of the advisory fees to the Foreign Investment Advisors. The advisory fee expense amount of $445,803 paid to the affiliated investment advisor for the year ended December 31, 2025, is included in the amount of commission expense reported on the Statement of Income.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES
In the normal course of business, the Company's client activities, through its clearing brokers, involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. These amounts are not covered by SIPC and are subject to loss should the clearing brokers cease business.

The Company is engaged in various interdealer referral activities with counterparties with which the Company has a Broker Dealer Referral Agreement. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, clearing deposits, due from clearing brokers, other assets, commissions payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 7 - SBA ECONOMIC INJURY DISASTER LOAN
The Company signed the loan documents under the SBA Economic Injury Disaster Loan ("EIDL") of the CARES Act on June 17, 2020, and received the loan proceeds of $105,000 on June 18, 2020. The receipt of these funds is dependent on the Company having initially qualified for the loan. Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to working capital needs (as defined in the CARES Act) of the Company that, while permitted, would not result in forgiveness of a corresponding portion of the loan. This $105,000 loan is aggregate indebtedness of the Company on December 31, 2025. It has a 3.75% annual interest. The loan as of December 31, 2025, is $66,822 including accrued interest.

NOTE 8 - SUBSEQUENT EVENTS
The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any material subsequent events that required disclosures and/or adjustments